U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING	SEC FILE NUMBER

CUSIP NUMBER 00087F 10 2

(Check One):           [ ] Form 10-K and Form 10-KSB           [ ] Form 20-F           [ X ] Form 10-Q and 10-QSB           [ ] Form N-SAR

                      For Period Ended: September 30, 2007
                      [ ] Transition Report on Form 10-K
                      [ ] Transition Report on Form 20-F
                      [ ] Transition Report on Form 11-K
                      [ ] Transition Report on Form 10-Q
                      [ ] Transition Report on Form N-SAR
                      For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Part I--Registrant Information

Full Name of Registrant:	ACL Semiconductors Inc.
Former Name if Applicable
Address of Principal Executive Office (Street and Number)	B24-B27,1/F., Block B, Proficient Industrial Centre,
6 Wang Kwun Road, Kowloon
City, State and Zip Code	Hong Kong

Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort and expense and the Registrant seeks relief pursuant to Rule 12b-5(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; [ X ]

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date [X ]; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25 has been attached if applicable. [ ]

Part III--Narrative

State below, in reasonable detail, the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets, if needed)

Additional time is needed in order to accurately complete the information to be included in the Form 10Q as a result of strategic initiatives being pursued by the Company which has taken substantial management time.

Part IV--Other Information

(1)      Name and telephone number of person to contact in regard to this notification

Kenneth Lap Yin Chan	(852) 2799-1996
(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[ X ] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is expected that the Registrant's sales be approximately $43.9 million for the three months ended September 30, 2007 compared to $30.1 million for the three months ended September 30, 2006 and approximately $107.7 million for the nine months ended September 30, 2007 compared to $76.4 million for the nine months ended September 30, 2006. The increase in sales for the three months ended September 30, 2007 compared to those ended September 30, 2006 was attributable principally to increased sales and marketing efforts as well as an increase in demand for personal computers. While the Registrant’s increase in net sales is expected to result in an increase in net profit for the quarter ended September 30, 2007 to $1.6 million from $1.2 million for the quarter ended September 30, 2006, the Registrant’s gross profit margin for such period decreased from 3.99% of net sales in the quarter ended September 30, 2006 to 3.74% of net sales in the quarter ended September 30, 2007, primarily as a result of decreased sales commissions paid by Samsung HK, the Registrant’s principal supplier.

ACL Semiconductors Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	November 13, 2007	By:	/s/ Kenneth Lap Yin Chan
Name: Kenneth Lap Yin Chan
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.

One signed and original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	Manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.